Exhibit 97

VODAFONE GROUP PLC

NASDAQ EXECUTIVE REMUNERATION CLAWBACK POLICY

1	PURPOSE
1.1	The purpose of this Policy is to set out the basis for the mandatory recovery of erroneously awarded Incentive-Based Compensation from Executives in the event of a Restatement.
1.2	The Committee has adopted this Policy in accordance with Nasdaq Listing Rule 5608, which was mandated by Rule 10D-1 of the Securities Exchange Act of 1934.
1.3

This Policy may be amended from time to time by the Committee pursuant to Applicable Law. Executives will be notified of any significant amendments to this Policy and how such amendments may impact their remuneration.

2	DEFINITIONS
2.1	For purposes of this Policy:
2.1.1

“Applicable Law” means any laws, regulations or rules of the US Securities and Exchange Commission, Nasdaq, any other stock exchange on which the Company’s securities are listed or other regulatory authority applicable to the Group or the Executive, including Section 304 of the US Sarbanes-Oxley Act of 2002.

2.1.2	“Company” means Vodafone Group Plc.
2.1.3	“Committee” means the Remuneration Committee of the Company.
2.1.4	“Effective Date” means October 2, 2023.
2.1.5

“Executive” means current and former members of the Company’s executive committee, which individuals the Committee has determined are the Company’s executive officers as defined in Nasdaq Listing Rule 5608.

2.1.6

“Incentive-Based Compensation” means any remuneration that is granted, earned, or vested/released based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation is based in part upon the attainment of a Financial Reporting Measure if such compensation is subject to multiple conditions one or more of which are Financial Reporting Measures.

2.1.7

“Financial Reporting Measure” means any measure that is determined and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and with the requirements of the Companies Act 2006(“IFRS”) (or any other accounting principles used to prepare the Group’s financial statements from time to time), and any measure derived wholly or in part from such measure, including non-IFRS financial measures (as well as other measures, metrics and ratios that are non-IFRS measures). The term Financial Reporting Measure includes stock price and total shareholder return.

2.1.8	“GIP” the Company’s Global Incentive Plan 2023.
2.1.9	“Group” means the Company together with its subsidiaries.
2.1.10	“Nasdaq” means Nasdaq Stock Market LLC.
2.1.11	“Policy” means this Nasdaq executive remuneration clawback policy.

2.1.12

“Received”: Incentive-Based Compensation is deemed Received in the Company’s financial period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant occurs after the end of the financial period in which the Financial Reporting Measure is attained. An Executive receives the Incentive-Based Compensation even when the Executive has established only a contingent right to payment at that time. Ministerial acts or other conditions necessary to effect issuance or payment, such as calculating the amount earned or obtaining Committee approval of payment do not affect the determination of the date Received. In the case of awards subject to multiple conditions, not all conditions must be satisfied for the Incentive-Based Compensation to be deemed Received. The Committee shall have the discretion to determine when the Incentive-Based Compensation was Received, and such determination need not be uniform across the type of Incentive-Based Compensation or for all Executives.

2.1.13

“Recoverable Amount” means the amount of Incentive-Based Compensation Received by an Executive in the Recovery Period that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received by the Executive had such remuneration been determined based on the restated amounts, computed without regard to any Taxes paid or payable.

2.1.14

“Recovery Period” means the period of three full financial years of the Company preceding the Restatement Date and any transition period that results from a change in the Company’s financial year within or immediately following such period.

2.1.15

“Restatement” means an accounting restatement prepared due to the material noncompliance of the Company with any financial reporting requirement under Applicable Law, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

2.1.16

“Restatement Date” means the date on which the Company is required to prepare a Restatement, which is the earlier to occur of: (i) the date on which the Committee concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement; or (ii) the date a court, regulator or other legal authorised body directs the Company to prepare a Restatement.

2.1.17	“Taxes” means taxes/duties/contributions/levies.
3	APPLICABILITY
3.1	This Policy applies to the Company’s Executives. Individuals will be notified as soon as practicable after becoming or being determined to be an Executive.
3.2

Remuneration shall be subject to recovery pursuant to this Policy where: (i) the Committee determines that such remuneration constitutes Incentive-Based Compensation; and (ii) the remuneration was Received by an Executive:

3.2.1	after beginning their services as an Executive;
3.2.2	who served as an Executive at any time during the performance period for that Incentive-Based Compensation;

3.2.3	while the Company has a class of securities listed on Nasdaq, another national securities exchange or a national securities association in the United States; and
3.2.4	during the Recovery Period;

provided that this Policy shall only apply to remuneration Received on or after the Effective Date.

3.3	For the avoidance of doubt, this Policy continues to apply to an Executive following any termination of their office or employment.
3.4	This Policy will be notified to Executives through any means determined by the Committee.
4	RECOVERY OF ERRONEOUSLY AWARDED INCENTIVE-BASED COMPENSATION
4.1

In the event that the Company is required to prepare a Restatement, the Committee shall recover the Recoverable Amount. The Recoverable Amount shall not exceed the differential between the amount of Incentive-Based Compensation paid to such Executive in connection with the Restatement and the amount of Incentive-Based Compensation that would have been paid to such Executive had the Restatement not occurred (in each case without regard to any Taxes paid or payable). Where Incentive-Based Compensation is based only in part on the achievement of a Financial Reporting Measure performance goal, the Committee shall first determine the portion of the original Incentive-Based Compensation based on or derived from the Financial Reporting Measure that was restated. The Committee shall then recalculate the affected portion based on the Financial Reporting Measure as restated and recover the difference between the greater amount based on the original financial statements and the lesser amount that would have been received based on the Restatement.

4.2	Whether a Restatement has occurred for the purposes of this Policy shall be confirmed by the Committee.
4.3

The Recovery Period shall mean the period of three full financial years of the Company preceding the Restatement Date and any transition period that results from a change in the Company’s financial year within or immediately following such period.[1]

4.4

For Incentive-Based Compensation based on share price or total shareholder return, where the Recoverable Amount is not subject to mathematical recalculation directly from the information in the Restatement, the Recoverable Amount will be determined by the Committee based on the Committee’s reasonable estimate of the effect of the Restatement on the share price or total shareholder return upon which the Incentive-Based Compensation

1

A transition period between the last day of the Company’s previous financial year end and the first day of its new financial year that comprises a period of nine to 12 months will be deemed a full financial year, and as such will count as one of the relevant three financial years (rather than be in addition to them).

was received. The Company will maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq.

4.5	In the event that the Company is required to prepare a Restatement, the Committee shall:
4.5.1	determine the Recoverable Amount in accordance with Section 4.1 of this Policy; and
4.5.2

to the extent the Recoverable Amount has been Received by an Executive, instruct the Company to recover reasonably promptly the full Recoverable Amount in accordance with Section 4.6 of this Policy; or

4.5.3	to the extent the Recoverable Amount has not been Received, but is otherwise owed to an Executive, cancel the right of such Executive to receive the Recoverable Amount.
4.6

To the extent permitted by Applicable Law, the Committee may seek to recoup Recoverable Amounts by all legal means available, including but not limited to, by requiring any affected Executive to repay such amount to the Company, by set-off, by reducing future remuneration of such affected Executive, or by such other means or combination of means as the Committee, in its sole discretion, determines to be appropriate.

4.7

Recoupment of the Recoverable Amount under this Policy will be initiated by the Company as soon as practicable following the resolution of the Committee by requiring the Executive to make a payment in cash in respect of the Recoverable Amount or, in relation to an award granted under the GIP (or any successor plan), the operation of rules 6.3 to 6.5 of the GIP (or equivalent rules in any successor plan).

4.8	All amounts recoverable pursuant to this Policy shall be payable by the Executive to the Company (or as the Company directs) and shall be payable immediately on demand.
5	IMPRACTICABILITY EXCEPTION TO RECOVERY OBLIGATION
5.1

The Company must recover the Recoverable Amount in compliance with this Policy except to the extent that the conditions set out in 5.2.1, 5.2.2 or 5.2.3 of this Policy are met and the Committee determines, in its sole discretion, that recovery would be impracticable.

5.2	The Committee may determine that a recovery is impracticable only if:
5.2.1

following a reasonable attempt to recover the Recoverable Amount, the Committee determines, in its sole discretion, that the direct expense that would need to be paid to a third party to assist in enforcing this Policy would exceed the Recoverable Amount. The Company will document such reasonable attempt(s) to recover and provide that documentation to Nasdaq;

5.2.2

recovery would violate English law, where such law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any Recoverable Amount based on a violation of English law, the Company must obtain an opinion of English counsel, acceptable to Nasdaq that recovery would result in such a violation and provide such opinion to Nasdaq; or

5.2.3	if applicable, the Committee determines that recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

5.3

In determining whether a recovery would be impracticable due to costs in accordance with 5.2.1 above, the only criteria that the Committee may consider is whether the direct costs, such as reasonable legal expense and consulting fees, amongst others, paid to a third party to assist in enforcing recovery would exceed the Recoverable Amount. Indirect costs, such as reputational concerns or the effect on hiring of new Executives, amongst others, may not be considered when determining whether recovery is impracticable.

6	INDEMNIFICATION AND INSURANCE
6.1

The Group is prohibited from insuring or indemnifying any Executive against the loss of erroneously awarded remuneration as set forth in this Policy. If an Executive purchases a third-party insurance policy to fund potential recovery obligations, the Company is prohibited from paying or reimbursing the Executive for premiums for such an insurance policy.

7	OTHER RECOVERY RIGHTS
7.1

Any right of recovery under this Policy applies in addition to (and without limiting) any other remedies and/or rights to reduce, cancel or recover any elements of remuneration (or similar) that may be available to any member of the Group pursuant to any remuneration policy (including any further malus and clawback policies) operated by any member of the Group, the terms of any incentive plans or awards operated by any member of the Group, any employment agreement, any other terms and conditions and/or Applicable Law applicable to any Executive, in each case from time to time in force, and/or pursuant to any other legal remedies available to any member of the Group. Recovery (or similar) may be applied pursuant to both this Policy and any such other policies, plans, awards, agreements, terms, conditions, Applicable Laws or similar in respect of the same award of remuneration, provided that there shall be no duplication of recovery.

8	DISCLOSURE
8.1	In the event of any Restatement, the Company shall disclose certain information in its annual report on Form 20-F, as required by Form 20-F.
9	ADMINISTRATION AND OPERATION
9.1

The Committee has the exclusive power and full and final authority to: (i) administer this Policy, including, without limitation, the right and power to interpret the provisions of this Policy; (ii) make all determinations deemed necessary or advisable in applying this Policy (which in every case shall be made at the Committee’s absolute discretion, without this being limited by references in certain clauses but not others to a discretion being absolute), including, without limitation, determinations as to: (a) what constitutes Incentive-Based Compensation, a Recoverable Amount or other remuneration; (b) that a Restatement has occurred (in reliance on any decision in this respect of the [Audit and Risk Committee]); and (c) whether a recovery is impracticable; and (iii) delegate any power or discretion under this Policy to such person or persons as it may determine (and in which case this Policy shall be applied accordingly). The Committee may delegate ministerial administrative duties with respect to this Policy to one or more officers or employees of the Company.

9.2	Any action, interpretation or determination taken or made by the Committee pursuant to this Policy will be final, conclusive and binding.
9.3

From and after the adoption of this Policy, each award agreement or other document setting forth the terms and conditions of any annual incentive or other performance-based award granted to an Executive shall include a provision incorporating the requirements of this Policy.

10	GENERAL
10.1	The means of recovery can be different for different Executives in relation to the same or different events depending on the particular facts and circumstances of the Executive and their remuneration.
10.2	An Executive will not be entitled to any remuneration from the Group in respect of any application of this Policy.
10.3	The remedy specified in this Policy shall not be exclusive and shall be in addition to every other right or remedy at law or in equity that may be available to the Company or a member of the Group.
10.4	The terms of this Policy shall apply regardless of any agreement, undertaking or suggestion (or similar), whether or not contractual, that any remuneration shall not be subject to recovery.
10.5	The invalidity or unenforceability of any provision of this Policy shall not affect the validity or enforceability of any other provision.
10.6	English law governs this Policy and its construction. The English courts have exclusive jurisdiction in respect of disputes arising under or in connection with this Policy.
10.7

References in this Policy to the phrase “including” (or similar) shall not limit or prejudice the generality of the following words (without this being limited by such references in some clauses but not others).